AMYRIS, INC.

5885 Hollis Street

Emeryville, California 94608

(510) 786-6946

November 6, 2015

Securities and Exchange Commission

Mail Stop 3030

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director Division of Corporation Finance

Re:	Amyris, Inc. Form S-3 initially filed August 12, 2015 File No. 333-206331

Via EDGAR - Acceleration Request

Requested Date: November 10, 2015

Requested Time: 4:30 p.m. EST

Ladies and Gentlemen:

Amyris, Inc. (the "Registrant”) hereby requests that the Securities and Exchange Commission (the "Commission") take appropriate action to make the above-captioned Registration Statement on Form S-3, as amended, effective at the "Requested Date" and "Requested Time" set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Mr. Winnike at (650) 335-7657, or in his absence Mr. Rashid at (650) 335-7822.

Sincerely,

AMYRIS, INC.

By: /s/ Nicholas Khadder
Nicholas Khadder
General Counsel & Secretary

cc:	Leland Benton, Division of Corporation Finance - Securities and Exchange Commission
Craig Silvka, Division of Corporation Finance - Securities and Exchange Commission
Dan Winnike, Fenwick & West LLP
Faisal Rashid, Fenwick & West LLP